
June 30, 2021

Timothy C. Huffmyer
Vice President and Chief Financial Officer
Smith Micro Software, Inc.
5800 Corporate Drive
Pittsburgh, PA 15237

      Re: Smith Micro Software, Inc.
           Registration Statement on Form S-3
           Filed June 25, 2021
           File No. 333-257405

Dear Mr. Huffmyer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Katherine Wray, Staff Attorney, at 202-551-3483 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology

cc: Brian Novosel